SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CADISTA HOLDINGS INC.

(Name of Subject Company)

JUBILANT GENERICS INC.,

An indirect wholly owned subsidiary of

JUBILANT PHARMA LIMITED

(Name of Filing Persons-(Offeror))

Jubilant Pharma Holdings Inc.

Jubilant Life Sciences Ltd.

Name of Filing Persons-(Other Persons))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Arun K. Sharma c/o Jubilant Life Sciences (USA) One Crossroads Drive, Bedminster, New Jersey 07921

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John P. Reilly, Esq.

LeClairRyan

One Riverfront Plaza

1073 Raymond Boulevard

Newark, New Jersey 07102

(973) 491-3600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$33,253,770	$3,865.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Cadista Holdings, Inc., a Delaware corporation, at a purchase price of $1.60 per share, net to the seller in cash, other than shares of Common Stock owned by Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”)), or its subsidiaries (including Jubilant Generics Inc., a Delaware corporation). As of November 13, 2014, there were 117,797,180 shares of Common Stock outstanding of which 97,043,574 are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 20,753,606 shares of Common Stock. The transaction value also includes the product of (i) the excess, if any, of the offer price of $1.60 over the per-share exercise price of options to purchase shares of Common Stock that are currently outstanding and (ii) 749,547, the estimated number of shares of Common Stock subject to such options that are currently outstanding.
**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.20 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	N/A	Form or Registration No.:	N/A
Filing Party:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (“Schedule TO”) relates to the offer by Jubilant Generics Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”)), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Cadista Holdings, Inc., a Delaware corporation (“Cadista”), that are not already owned by Parent and its subsidiaries at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (the “Offer to Purchase”), and in the related Letter of Trasmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 7. Certain Information Concerning Cadista” is herein incorporated by reference.

(b) Securities. The information set forth in the Offer to Purchase under “Introduction” is herein incorporated by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the heading. “Summary Term Sheet” and “The Tender Offer – Section 6 Price Range of the Shares; Dividends” is herein incorporated by reference.

Item 3.	Identity and Background of Filing Person.

(a) through (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“The Tender Offer—Section 8. Certain Information Concerning the Purchaser Group and Jubilant Life Sciences”

“Schedule A—Information Concerning Directors and Executive Officers of Jubilant Life Sciences and the Purchaser Group”

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Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 6. Certain Effects of the Offer and the Merger”

“The Tender Offer—Section 1. Terms of the Offer”

“The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares”

“The Tender Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”

“The Tender Offer—Section 4. Withdrawal Rights”

“The Tender Offer—Section 5. Certain U.S. Federal Income Tax Considerations”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration.

“The Tender Offer—Section 12. Conditions to the Offer”

“The Tender Offer—Section 13. Certain Legal Matters”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 11. Related Party Transactions”

“Special Factors—Section 12. Interests of Certain Persons in the Offer”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 11. Related Party Transactions”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purpose. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

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(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“Special Factors—Section 7. Plans for Cadista After the Offer and Merger”

“The Tender Offer—Section 9. Source and Amount of Funds”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

“The Tender Offer—Section 11. Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“The Tender Offer—Section 9. Source and Amount of Funds”

(b) Conditions. The information set forth in the Offer to Purchase under the following heading is herein incorporated by reference:

“The Tender Offer—Section 9. Source and Amount of Funds”

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“The Tender Offer-Section 9. Source and Amounts of Funds”

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

“Schedule B—Security Ownership of Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

“Schedule B—Security Ownership of Certain Beneficial Owners”

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Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchaser under the following headings is herein incorporated by reference:

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

“The Tender Offer—Section 14. Fees and Expenses”

Item 10.	Financial Statements.

Not material.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“Special Factors—Section 10.Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 12. Interests of Certain Persons in the Offer”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

“The Tender Offer—Section 12. Conditions to the Offer”

“The Tender Offer—Section 13. Certain Legal Matters”

“Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is herein incorporated by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Form of Offer to Purchase, dated November 13, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Stockholders

(a)(1)(iv)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by Cadista Holdings, Inc. with the SEC on November 13, 2014, which is incorporated by reference herein.

(b)	Credit Agreement, dated as of November 12, 2014, between Jubilant Generics Inc. and ICICI Bank Limited, New York Branch.

(d)	None.

(g)	None.

(h)	None.

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Item 13.	Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) Dividends. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“The Tender Offer—Section 6. Price Range of Shares; Dividends”

“The Tender Offer—Section 11. Dividends and Distributions”

(e) Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. Not Applicable.

Item 4.	Terms of the Transaction.

(c) Different Terms. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights”

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“Schedule C— General Corporation Law of Delaware Section 262 Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 11. Related Party Transactions”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 10. Transactions and Arrangements concerning the Shares”

Item 6.	Purposes of the Transaction and Plans or Proposal.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

(c)(8) Plans. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

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Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

(b) Alternatives. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

(c) Reasons. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(d) Effects. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 6. Certain Effects of the Offer and Merger”

“Special Factors—Section 7. Plans for Cadista after the Offer and Merger”

“Special Factors—Section 8. Conduct of Cadista’s Business if the Offer Is Not Completed”

“Special Factors—Section 9. Appraisal Rights; Rule 13e-3”

“The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences”

“The Tender Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration”

“The Tender Offer—Section 13. Certain Legal Matters”

“Schedule C – General Corporation Law of Delaware Section 262 Appraisal Rights.”

Item 8.	Fairness of the Transaction.

(a) Fairness. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(b) Factors. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

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(c) Approval of Security Holders. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“The Tender Offer—Section 1. Terms of the Offer”

“The Tender Offer—Section 12. Conditions to the Offer”

(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background of This Offer”

“Introduction”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group Regarding Fairness of the Offer and the

Merger”

(e) Approval of Directors. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

(f) Other Offers. Not Applicable.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background of This Offer”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation”

(c) Availability of Documents. The information set forth in the Offer to Purchase under “Special Factors—Section 5. Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation” is incorporated herein by reference. In addition, a copy of the written presentation of Willamette Management Associates to JLL and Purchaser on July 17, 2014; a copy of the October Update Letter and a copy of the November 2014 Valuation Presentation are attached as exhibits to this Schedule TO and will be made available for inspection and copying at the principal executive offices of the Cadista during its regular business hours by an interested holder of Shares or any representative thereof who has been so designated in writing.

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Item 10.	Source and Amounts of Funds or Other Consideration.

(c) Expenses. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 14. Fees and Expenses” is herein incorporated by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 2. Purpose and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 3. The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”

“Special Factors—Section 4. Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”

Item 13.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 7. Certain Information Concerning Cadista” is incorporated herein by reference.

(b) Pro Forma Information. Not material.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets. None.

Item 15.	Additional Information.

(b) Not applicable.

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Item 16.	Exhibits.

Exhibit No.	Description

(c)(1)	Presentation of Willamette Management Associates dated July 17, 2014.

(c)(2)	Letter of Willamette Management Associates dated October 24, 2014.

(c)(3)	Presentation of Willamette Management Associates dated November 5, 2014.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2014

JUBILANT LIFE SCIENCES LTD.

By:	/s/ Shyam S. Bhartia
Name:	Shyam S. Bhartia
Title:	Chairman and Managing Director

JUBILANT GENERICS INC.

By:	/s/ Arun K. Sharma
Name:	Arun K. Sharma
Title:	Director

JUBILANT PHARMA HOLDINGS INC.

By:	/s/ Hari S. Bhartia
Name:	Hari S. Bhartia
Title:	Director

JUBILANT PHARMA LIMITED

By:	/s/ R. Sankaraiah
Name:	R. Sankaraiah
Title:	Director

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Form of Offer to Purchase, dated November 13, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Stockholders

(a)(1)(iv)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by Cadista Holdings, Inc. with the SEC on November 13, 2014, which is incorporated herein by reference.

(b)	Credit agreement, dated as of November 12, 2014, between Jubilant Generics Inc. and ICICI Bank Limited, New York Branch.

(c)(1)	Presentation of Willamette Management Associates, dated July 17, 2014.

(c)(2)	Letter of Willamette Management Associates dated October 24, 2014.

(c)(3)	Presentation of Willamette Management Associates dated November 5, 2014.

(d)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.

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